pSivida Strengthens its Position in Drug Delivery Sector

Boston, MA and Perth, Australia (July 18, 2007) -- pSivida Limited (NASDAQ:PSDV; ASX:PSD, Xetra:PSI), today announced key achievements of the company during the past seven months as it has strengthened its balance sheet and refocused its efforts in the drug delivery area to better reflect its strategy for future growth. Since the beginning of 2007 pSivida has:

•	Raised more than $40 million, net of cost.
•	Eliminated $19 million in long term debt. The company now has approximately US $20 million of cash and no debt.
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Signed a licensing agreement with Pfizer for up to $165 million in development and sales related milestones, including an equity investment of $11.5 million, which has resulted in Pfizer becoming the company’s largest shareholder holding approximately 10.2 percent of pSivida’s outstanding shares.

•	Completed a major cost cutting effort which included a reduction in head count by over 30 percent, the sale of non-strategic assets and the discontinuation of certain early stage research.
•	Transitioned from a nano-bio materials science company to a drug delivery company with two FDA-approved products, a late stage pipeline and several partnerships.

During the second half of this year the company anticipates the following milestones:

•	Completion of enrollment for its Phase III clinical trial for Medidur™ for Diabetic Macular Edema.
•	Release of results from pancreatic cancer Phase IIa BrachySil trials
•	Further evaluation agreements for the company’s multiple drug delivery technologies.

Released by:

pSivida Limited Brian Leedman Vice President, Investor Relations pSivida Limited Tel: + 61 8 9327 8905 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: (312) 943 1103 bjedynak@janispr.com	European Public Relations Eva Reuter Accent Marketing Limited Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

pSivida is a global drug delivery company with two FDA-approved products. Retisert® is approved for the treatment of uveitis and Vitrasert® is approved for the treatment of AIDS-related CMV Retinitis. Both are licensed to Bausch & Lomb, who owns the trademarks on Retisert® and Vitrasert®. The company’s technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences who is co-sponsoring the Phase III clinical trials with pSivida. Other ophthalmic applications of pSivida technology have been licensed to Pfizer.

pSivida also owns the rights to develop and commercialize a modified form of silicon (porosofied or nano-structured silicon) called BioSilicon™, which has applications in drug delivery as well as wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon™ product, BrachySil™ delivers a therapeutic, P32 directly to solid tumors and is presently in Phase IIa clinical trials for the treatment of pancreatic cancers.

pSivida’s intellectual property portfolio consists of 71 patent families, 99 granted patents, including patents accepted for issuance and more than 300 patent applications. pSivida conducts its operations from facilities near Boston, Massachusetts; Malvern in the United Kingdom and Perth, Australia.

pSivida is an Australian company whose ordinary shares trade on the Australian Stock Exchange. The company’s ADRs trade on NASDAQ. Each ADR “share” is equal to 10 Australian ordinary shares. The Company is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the risk that we may not meet any of the milestones in the Pfizer agreement or may not successfully develop or commercialize the products under development or our proposed products; the risk that Pfizer terminates the license agreement; the risk that we will not be able to exploit our drug delivery technologies outside of the eye; the risk that our evaluation agreements for our products may not produce favorable results and/or result in license agreements or partnerships and the risk of our failure to otherwise establish partnerships; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the phase III Medidur™ for DME trial or the phase II BrachySil trials; failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues; failure of the pSivida Inc’s products to achieve expected revenues;failure to achieve cost savings generally; our inability to penetrate the Uveitis or other markets, our inability to continue to develop products currently in our pipeline or to continue to feed our product pipeline; our failure to achieve our stated 2007 milestones or to execute on our stated U.S. growth strategy. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.